MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, July 1, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

Mr. William de Wulf has submitted his resignation from his role as Director of the Company, effective June 30, 2025. The Board of Directors, in an extraordinary board meeting held today, formally acknowledged and expressed its gratitude for Mr. de Wulf’s contribution and service to the Company.

In accordance with Article 32 of Law No. 18,046 on Corporations, and pursuant to the vacancy created by the aforementioned resignation, the Board of Directors has appointed Mr. Álvaro Fabián to fill the vacant position. Mr. Fabián will serve as Director until the next Ordinary Shareholders’ Meeting of the Company, to be held in the first four-month period of 2026, at which time the entire Board is to be renewed.

Sincerely,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange